Exhibit 99.3

Today, we announced our third quarter FY08 results. The press release announcing those results is attached below. Let me just say, these numbers are great.

Some highlights of these results include:

•                  Overall revenue of $288M on a GAAP basis (or $290M non-GAAP) represents 16% over last year

•                  License growth of 16%; Support growth of 15%; Services growth of 19%

•                  Strong performance in both BI and FPM – with FPM showing particularly strong growth

•                  A great start for our Applix team

•                  18 agreements > $1Million … up from 11 a year ago.

•                  Great performance in Services, delivering a margin of 25%

•                  Particularly strong performance in our OEM group in the Americas

The quarter saw some great performance across key geographies, specifically in Americas GMA, East and North; in Europe: Germany, UK, and Belgium; and in North Asia in APAC.

I want to congratulate everyone on the Cognos team for staying focused on delivering a very strong quarter in the face of unprecedented distraction in our marketplace. The combination of our Applix acquisition and integration work, the SAP/BOBJ acquisition news, and the announcement of a definitive agreement for IBM to acquire Cognos all contributed to lots of opportunity for distraction. But our whole team stayed focused – didn’t blink – and delivered a very strong result, indicative of our continuing momentum in the market.

Performance Management

These are very strong results and reflect the market’s increasing demand for solutions for Performance Management. We continue to see a strong convergence in the market between BI and FPM and increasingly hear our customers and prospects speaking about Performance Management as their desired goal. Of course, our partner community, our blueprints, our Industry teams, our solutions, and our thought leadership have all contributed to this evolution and to our success in the market.

Financial Performance Management

It was a strong quarter for FPM. In the last six months we have re-doubled our efforts here with new product releases (Cognos Controller 8, Planning 8, new blueprints), an increased specialization throughout the Global Solutions Team and, of course, the acquisition of Applix. The quarter saw good performance across each of Cognos Controller, Cognos Planning, as well as great results in the short time that Applix was included in our results.

Business Intelligence

We also saw continued strong momentum with Cognos 8 in Q3. The release of Cognos 8 Version 3 shipped in November and looks like a great, new release. Our major launch of Cognos 8 Version 3 will take place on January 15th in New York city and we are expecting approximately 3,000 people to join us at global events and via a live webcast. Cognos Now’s contribution continues to grow. The Cognos 8 cohort releases of Cognos Go! Mobile and Cognos Analysis for Excel also continue to generate good excitement in sales cycles.

IBM Integration Planning

We continue to work through the IBM integration planning in advance of obtaining all the regulatory and clearances and approvals, shareholder vote, final court approval and, subject to those outcomes, the closing of the transaction. Functional teams are working throughout the company on plans to ensure a good integration and clear communication to people throughout the company.

Here is a summary of some of what we know at this stage:

•                  The date for the shareholder vote is set for January 14, 2008.

•                  We have received Hart-Scott-Rodino clearances in the US and Competition Act approval in Canada.

•                  We continue to expect a closing sometime in IBM’s first quarter (ending Mar 31).

•                  We expect employees who are designated as “transition” employees will be communicated to about the terms of their transition at closing or shortly thereafter.

•                  Communication about employee matters will become very country-specific from here on in, as each country has different employment practices.

•                  Employees have expressed great interest in the status of their accrued vacation entitlement — we are working to clarify this country-by-country.

•                  Planning is taking place for IBM welcome events immediately after we close, where on a country-by-country basis, IBM will host employees to discuss integration plans, processes, and HR-specific topics.

•                  We don’t have answers at this stage about real-estate (office) questions — and any rumors you hear at this stage should be ignored.

•                  We continue to expect a quite lengthy transition from our current operating processes (mostly back-office) into the IBM processes; per my last email, this is referred to as “transfer of trade”.

•                  We continue to work towards creating a very strong “segment” within the Information Management division, where we can maintain our momentum and promote our heterogeneous approach.

•                  Branding:  The name of our segment is planned to be “Business Intelligence & Performance Management”. The company will be referred to as “Cognos, An IBM Company” until transfer of trade, and after that, will operate as IBM. Our solutions will be branded as “IBM Cognos 8”, “IBM Cognos Controller”, etc.

I will continue to update you with additional information as soon as I can.

I would like to thank everyone for their focus and efforts over the last 90 to 120 days. There have been major changes in our marketplace and we have continued to deliver these strong results. In addition, during a time that inevitably creates uncertainty for some employees, I continue to see great efforts.

Over the next week or two I hope everyone is able to spend some time with friends and family during the holiday, season and I look forward to seeing everyone in the New Year.

Happy holidays!

Rob

Rob Ashe

President & Chief Executive Officer

COGNOS INCORPORATED

Office: (613) 738-1440

rob.ashe@cognos.com

www.cognos.com

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between IBM and Cognos, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding IBM and Cognos’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 and forward-looking information within the meaning of Section 138.4(9) of the Ontario Securities Act (collectively, forward-looking statements).  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of shareholder approval, court approval or the regulatory clearances required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate Cognos’ operations into those of IBM; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Cognos may be difficult; IBM and Cognos are subject to intense competition and increased competition is expected in the future; fluctuations in foreign currencies could result in transaction losses and increased expenses; the volatility of the international marketplace; and the other factors described in IBM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC, and Cognos’ Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC.  IBM and Cognos disclaim any obligation to publicly update or revise any such statements in this communication to reflect any change in its expectations or in events, conditions, or circumstances on which any such information may be based.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Cognos by IBM.  In connection with the proposed acquisition, Cognos has furnished relevant materials to the SEC, including Cognos’s proxy circular.  SHAREHOLDERS OF COGNOS ARE URGED TO READ ALL RELEVANT DOCUMENTS FURNISHED TO THE SEC, INCLUDING COGNOS’ PROXY CIRCULAR, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders are able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov.  Cognos shareholders may obtain copies of this information free of charge by contacting Cognos’ proxy solicitation agent, Georgeson, toll-free at 1-888-605-8414.

Participants in Solicitation

IBM and its directors and executive officers, and Cognos and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Cognos common shares in respect of the proposed transaction.  Information about the directors and executive officers of IBM is set forth in the proxy statement for IBM’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2007.  Information about the directors and executive officers of Cognos is set forth in the proxy statement for Cognos’ 2007 Annual and Special Meeting of Shareholders, which was filed with the SEC on May 24, 2007. Investors may obtain additional information regarding the interest of such participants by reading the proxy circular regarding the acquisition.